Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD CLOSES THE SALE OF ITS INTEREST IN JERRITT CANYON
(All dollar amounts in U.S. currency)

Reno, Nevada, July 1, 2003

Meridian Gold is pleased to announce the completion of the sale of its 30% interest in the Jerritt Canyon Joint Venture property to Queenstake Resources USA Inc. (Queenstake), as of June 30, 2003. This concludes the Purchase and Sale Agreement signed by the parties on June 2, 2003 that was preceded by Queenstake’s unsolicited offer to acquire the property, located in Nevada.

The terms and conditions of the Purchase and Sale Agreement include a payment, by Queenstake to the Jerritt Canyon Joint Venture, of $1.5 million and 32 million Queenstake common shares upon closing of the transaction. The agreement also stipulates $6 million in deferred payments and approximately $4 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the joint venture. Queenstake has accepted full closure and reclamation and other liabilities.

The operating permits of the mine were transferred to Queenstake effective June 30, 2003

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com